UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  FORM 8-A12B/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                               ENCANA CORPORATION
             (Exact name of registrant as specified in its charter)

              CANADA                                            98-0355077
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                              Identification No.)


1800 - 855 2ND STREET, S.W., P.O. BOX 2850, CALGARY, ALBERTA      T2P 2S5
(Address of principal executive offices)                         (Zip Code)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [_]

Securities Act registration file number to which this form relates (if applicable):

Securities to be registered pursuant to Section 12(g) of the Act:  None

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


EXPLANATORY NOTE

PanCanadian Energy Corporation (as EnCana Corporation ("EnCana") was then named) adopted a shareholder rights plan effective July 30, 2001, as amended and restated as of September 13, 2001 (the "Rights Plan"). The Rights Plan was approved by the shareholders of PanCanadian Energy Corporation at a special meeting of shareholders held on September 26, 2001, as required by the Toronto Stock Exchange.

On April 28, 2004, holders of common shares of EnCana approved an ordinary resolution to amend and reconfirm the Rights Plan. The matter was put to a vote by ballot, which includes votes cast in person and by proxy, with 94.5% of the votes cast in favor.

EnCana therefore amends Items 1 and 2 of its Registration Statement on Form 8-A, as filed with the Securities and Exchange Commission on August 16, 2001, and amended on October 17, 2001.

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

PURPOSE OF RIGHTS PLAN

The primary objective of a rights plan is to provide the board of directors of EnCana (the "Board") with sufficient time to explore and develop all options for maximizing shareholder value if a take-over bid is made for EnCana and to provide every shareholder with an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined therein), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

SUMMARY OF RIGHTS PLAN

The terms of the Rights Plan as amended conform to the terms of plans now in place in many other Canadian public companies and reflect recommendations received from professional commentators on shareholder rights plans.

         TERM

The term of the Rights Plan expires 10 years from July 30, 2001, subject to the shareholders reconfirming such plan by a majority vote at every third annual meeting of EnCana after its annual meeting in 2001. On this basis, the Rights Plan was presented at this year's annual meeting and will be considered again at the EnCana annual meetings in 2007 and 2010 for reconfirmation. If any such approval is not obtained, the Rights Plan will then cease to have effect.

         ISSUE OF RIGHTS

On the effective date of the Rights Plan, one right ("Right") was issued and attached to each common share and will attach to each common share subsequently issued.

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         RIGHTS EXERCISE PRIVILEGE

The Rights will separate from the common shares and will be exercisable 10 trading days (the "Separation Time") after a person has acquired, or commenced a take-over bid to acquire, 20 percent or more of the common shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20 percent or more of the common shares, other than by way of a Permitted Bid is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by an Acquiring Person), will permit the purchase by holders of Rights (other than an Acquiring Person) of common shares at a 50 percent discount to their market price. The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the common shares, reported earnings per share of EnCana on a diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

         LOCK-UP AGREEMENTS

A bidder may enter into lock-up agreements with shareholders whereby such shareholders agree to tender their common shares to the take-over bid (the "Subject Bid") without a Flip-in Event (as referred to above) occurring. Any such agreement must permit the shareholder to withdraw the common shares to tender to another take-over bid or to support another transaction that exceeds the value of the Subject Bid by as much or more than a specified amount, which specified amount may not be greater than 7 percent. As discussed below, the definition of "Lock-Up Agreement" was amended to provide that no "break up" fees or other penalties exceeding the thresholds described below be payable under such agreements.

         CERTIFICATES AND TRANSFERABILITY

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the common shares and are not to be transferable separately from the common shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the common shares.

         PERMITTED BID REQUIREMENTS

The requirements for a Permitted Bid include the following:

         o  the take-over bid must be made by way of a take-over bid circular;

         o  the take-over bid must be made to all holders of common shares;

         o the take-over bid must be outstanding for a minimum period of 60 days and common shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50 percent of the common shares held by Independent Shareholders have been tendered to the take-over bid and not withdrawn; and

         o if more than 50 percent of the common shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of


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            common shares for not less than 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

         WAIVER

The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an "Exempt Acquisition") where the take-over bid is made by a take-over bid circular to all holders of common shares. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Corporation made by a take-over bid circular to all holders of common shares prior to the expiry of any other bid for which the Rights Plan has been waived.

         REDEMPTION

The Board with the approval of a majority of votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose may redeem the Rights at $0.000001 per common Share. Rights will be deemed to have been redeemed by the Board following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

         AMENDMENT

The Board may amend the Rights Plan with the approval of a majority of the votes cast by Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Board without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the holders of common shares (or the holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

         BOARD

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of EnCana. The EnCana Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

         EXEMPTION FOR INVESTMENT MANAGERS

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20 percent of the common shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

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TECHNICAL AMENDMENTS TO RIGHTS PLAN

On April 28, 2004, EnCana shareholders voted to approve the following technical amendments to the Rights Plan in order to update and restate the Rights Plan and conform the terms of the Rights Plan to plans now in place in many other Canadian public companies. Certain changes also reflect recommendations received from professional commentators on shareholder rights plans. The amendments to the Rights Plan were effective as of April 28, 2004 and include:

         o amending the definition of "Lock-Up Agreement" referred to above to provide that no "break up" fees or other penalties that exceed in the aggregate the greater of 2.5 percent of the price or value of the consideration payable under the Subject Bid (as referred to above) and 50 percent of the increase in the consideration resulting from another take-over bid or transaction shall be payable by the shareholder if the shareholder fails to tender its common shares to the Subject Bid; and

         o adding a requirement that the Rights Plan can only be amended with the approval of the holders of common shares or Rights, if the Board determines that, in the case of a stock dividend or the issuance of common shares or other securities of the Corporation in exchange for existing common shares in transactions not otherwise addressed by the anti-dilution provisions of the Rights Plan, other adjustments would be required to the exercise price, number of Rights and/or securities purchasable upon exercise of Rights in order to appropriately protect the interests of the holders of the Rights in such cases.



ITEM 2.  EXHIBITS.

         EXHIBIT NUMBER                     DESCRIPTION OF EXHIBIT
--------------------------------------------------------------------------------
              4.1 Amendment to the Amended and Restated Shareholder Rights Plan Agreement dated as of April 28, 2004 between EnCana Corporation and CIBC Mellon Trust Company, as Rights Agent, which includes the Form of Rights Certificate as ATTACHMENT 1


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                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  June 30, 2004

                                            ENCANA CORPORATION


                                            By: /s/ Kerry D. Dyte
                                                ---------------------
                                                Name:  Kerry D. Dyte
                                                Title: General Counsel &
                                                       Corporate Secretary


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                                INDEX TO EXHIBITS


         EXHIBIT NUMBER                     DESCRIPTION OF EXHIBIT
--------------------------------------------------------------------------------
              4.1 Amendment to the Amended and Restated Shareholder Rights Plan Agreement dated as of April 28, 2004 between EnCana Corporation and CIBC Mellon Trust Company, as Rights Agent, which includes the Form of Rights Certificate as ATTACHMENT 1